MULDOON MURPHY & AGUGGIA LLP

ATTORNEYS AT LAW

5101 Wisconsin Avenue, NW

Washington, DC.20016

TEL: (202) 362-0840

FAX: (202) 966-9409

www.muldoonmurphy.com

May 16, 2006

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Fox Chase Bancorp, Inc.
Registration Statement on Form S-1

Dear Sir or Madam:

Accompanying this letter for filing please find the Registration Statement on Form S-1 for Fox Chase Bancorp, Inc., the proposed holding company for Fox Chase Bank, a federally chartered savings bank, the deposits of which are insured by the Federal Deposit Insurance Corporation. A wire transfer has been executed pursuant to 17 C.F.R. § 202.3a in the amount of $6,988, which constitutes the filing fee for the Form S-1 Registration Statement.

If you have any questions regarding this filing, please contact the undersigned at (202) 362-0840.

Very truly yours,

MULDOON MURPHY & AGUGGIA LLP

/s/ Scott A. Brown
Scott A. Brown

cc:	Thomas M. Petro, Fox Chase Bancorp, Inc.
Gary R. Bronstein, Esq.